Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Six months ended June 30,
	2005	2004
		(Restated)
Earnings:

Income from continuing operations before income taxes and cumulative effects of accounting changes	$74,996	$74,870
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	210	310
Add fixed charges as adjusted (from below)	59,298	74,835

	$134,504	$150,015

Fixed charges:
Interest expense:
Corporate	$45,479	$59,559
Amortization of debt costs	5,052	4,942
1/3 of rental expense	8,767	10,334

Fixed charges	59,298	74,835
Less: Capitalized interest	—	—

Fixed charges as adjusted	$59,298	$74,835

Ratio (earnings divided by fixed charges)	2.27	2.00